UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the transition period from	to

Commission File Number 1-5057

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX
SAVINGS PLAN

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville,  IL 60563

OFFICEMAX
SAVINGS PLAN

Financial Statements and Supplemental Schedule

(With Report of Independent Registered Public Accounting Firm)

December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 30, 2008

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
OfficeMax Savings Plan Trust	$486,842,072	$510,173,328
Self Managed Account	20,306,948	20,655,694
Participant loans	7,269,036	11,252,010
Total investments	514,418,056	542,081,032

Receivables:
Participant contributions	—	898,032
Employer contributions	255,671	402,000
Total receivables	255,671	1,300,032

Net assets available for benefits, at fair value	514,673,727	543,381,064

Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	52,634	2,326,596
Net assets available for benefits	$514,726,361	$545,707,660

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions:
OfficeMax Savings
Plan Trust investment income:
Interest income	$8,796,289
Dividend income	4,392,976
Net appreciation in fair value of investments	964,135
Net appreciation — Self Managed Account	1,101,617
Interest on participant loans	688,836
Contributions:
Participant	25,600,406
Company, net of forfeitures	8,002,094
Total additions	49,546,353

Deductions:
Participant withdrawals	(79,184,912)
Administrative expenses	(1,342,740)
Total deductions	(80,527,652)
Net decrease	(30,981,299)

Net assets available for benefits, beginning of year	545,707,660
Net assets available for benefits, end of year	$514,726,361

See accompanying notes to financial statements.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(1)                     Description of Plan

The following brief description of the OfficeMax Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the plan document for more complete information.

(a)                     General

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of OfficeMax Incorporated and its subsidiaries (Company or we), including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, the Boise Cascade Corporation Retirement Savings Plan (RSP), or the Boise Cascade Qualified Employee Savings Trust (QUEST). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

The Plan is administered by OfficeMax Incorporated. State Street Bank and Trust Company (“State Street”) is the plan trustee and Citistreet L.L.C. (“Citistreet”) is the recordkeeper for the Plan. The Plan is part of a bundled service arrangement through Citistreet  with various investment options.

(b)                    Participant Contributions

As of January 1, 2005, participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of eligible compensation except that Puerto Rico participants may contribute 1% to 10% of eligible compensation. Contributions may only be made on a before-tax basis.

Contributions by highly compensated participants who have been classified as such for two or more consecutive years are restricted to 3% of eligible earnings. Contributions by highly compensated participants who have been classified as such for only one year are restricted to 7% of eligible earnings.

(c)                     Company Match

Once a participant is eligible, the participant can receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings. Prior to January 1, 2005, slightly different matching rates applied under the predecessor plans.

For participants hired on or before October 31, 2003 (except participants formerly in QUEST, RSP or the OfficeMax, Inc. Savings Plan who were merged into the Savings and Supplemental Retirement Plan (“SSRP”) on December 31, 2004), the Company matched eligible participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

However, the Company contributed additional cash to settle retired shares for a short period in late 2003 and early 2004. The additional contributions ensured that there were enough shares available to allocate for the Company match through September 23, 2005. After that date, the Company match for those participants formerly receiving their match in shares was made in cash.

(d)                     Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, and an allocation of plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(e)                    Vesting

A Participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account are always 100% vested and nonforfeitable.

For participants who are hired on or after January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by the Plan sponsor.

For participants who began participating in the SSRP prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing 3 years of service; completing 3 years of participation; death while employed by an Employer; disability while employed by an Employer; termination of employment as a result of the sale of the participant’s location or division; or termination of employment as a result of the closure, without planned resumption of operations, of the facility at which the participant is employed.

With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, a Participant’s Employer Account shall be 100% vested and nonforfeitable upon the earliest of: attaining age 65; completing three years of service; or death while employed by an Employer. With respect to participants who were participating in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, and who were hired on or before December 31, 2003, in addition to the above, a Participant’s Employer Account shall become 50% vested upon completing two years of service.

(f)                      Forfeitures

Upon a participant’s termination of employment, amounts not fully vested are forfeited and generally used to reduce the amount of current Company contributions to the Plan.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(g)                     Investment Options

Beginning January 1, 2005, participants may direct their contributions to any of the following investment options. The investment manager for each fund is listed below.

Fund	Investment Manager(s)
Conservative Asset Allocation Fund	State Street Global Advisors (SSGA)
Moderate Asset Allocation Fund	State Street Global Advisors
Aggressive Asset Allocation Fund	State Street Global Advisors
Stable Value Fund	INVESCO Institutional (N.A.), Inc. (INVESCO)
Bond Market Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Mid/Small Cap Index Fund	State Street Global Advisors
International Equity Index Fund	State Street Global Advisors
Real Estate Index Fund	State Street Global Advisors
OfficeMax Common Stock Fund	Not applicable
Self Managed Account	Not applicable

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a Self Managed Account which is a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and approximately 5,000 different Mutual Funds from over 300 fund families. Investments will be made in accordance with guidelines in the plan document; the Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company; and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and to transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(h)       Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the Self Managed Account, with a minimum loan amount of $1,000. For years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account, rollover account, and vested Company contribution account, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the Self Managed Account, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005,  participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the participant loan rate for all new loans is equal to the Prime Rate plus 1% and set once a month. For participant loans prior to January 1, 2005, the plan administrator determined the interest rate, which was based on prevailing market conditions and fixed over the life of the note. However, for participant loans in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1%. Interest rates on loans outstanding in the Plan at December 31, 2007 ranged from 4.0% to 9.5%. Interest rates on loans outstanding in the Plan at December 31, 2006 ranged from 8.5% to 9.25%.

(i)        Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The $1,000 limit was $5,000 prior to March 28, 2005.

(2)                     Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)                      Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(d)	Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(e)	Rollovers from Other Plans

During the plan year ended December 31, 2007, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan. These rollover contributions totaled $1,572,947.

(f)	New Accounting Standards

The Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), as required, on January 1, 2007. FIN 48 requires the sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initital adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

The Plan’s adoption of FIN 48 did not impact the amounts reported on the financial statements of the Plan due to the fact that the Plan is qualified and tax-exempt.

In September 2006, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact, if any, the adoption of SFAS 157 will have on financial statements.

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS 159), “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establish disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 for the Plan.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(3)	Risk and Uncertainties

The Plan offers a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see note 1). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the OfficeMax Common Stock Fund, which invests in securities of a single issuer. As of December 31, 2007, the Plan’s total investment in OfficeMax Common Stock is $9,707,494.

(4)	Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of plan termination, participants will become fully vested in their accounts.

(5)	Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2006
Net assets:
OfficeMax Savings Plan Trust	$51,575,111	$57,276,855

Year ended
December 31,
2007
Changes in net assets:
Dividend income	$4,140,167
Transfers	(5,729,333)
Participant withdrawals	(4,111,319)
Administrative expenses	(1,259)
$(5,701,744)

(6)	OfficeMax Savings Plan Trust

On December 31, 2004, the Company merged the QUEST, RSP, and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and SSRP. This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan.

The Plan’s investments in the collective common trust funds are stated at fair value which is calculated as net asset value per share/unit times the number of shares/units at year end less allocated plan administrative expenses. The Company common stock held by the Plan is valued at its quoted market price less allocated plan administrative expenses. Participant loans are valued at cost, which approximates fair value. The Series D Preferred Stock held by the ESOP component of the Plan Trust is valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Plan Trust’s Stable Value Fund holds certain guaranteed investment contracts and other fixed income securities (together, the Contracts). These Contracts were reported at estimated fair value as determined by the investment manager. The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2007 and 2006.

These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in note 2: Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions to the Plan, (3) Employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; breach of material obligations under the Contracts and misrepresentation by the contract holder: or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio. During the year ended December 31, 2007, the average annual yield earned by the Trust was 4.53% and the average yield to participants was 5.19%.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net assets of the OfficeMax Savings Plan Trust as of December 31, 2007 are as follows:

	Participant directed	Nonparticipant- directed Employee Stock Ownership Plan Component	Total combined funds
Investments, at fair value:
Common\collective trust funds	$425,559,467	$—	$425,559,467
OfficeMax common stock fund	9,707,494	—	9,707,494
OfficeMax ESOP component		51,575,111	51,575,111
Net assets available for benefits, at fair value	435,266,961	51,575,111	486,842,072
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	52,634	—	52,634
Net assets available for benefits	$435,319,595	$51,575,111	$486,894,706

The net assets of the OfficeMax Savings Plan Trust as of December 31, 2006 are as follows:

	Participant directed	Nonparticipant- directed Employee Stock Ownership Plan Component	Total combined funds
Investments, at fair value:
Common\collective trust funds	$431,264,336	$—	$431,264,336
OfficeMax common stock fund	21,632,137	—	21,632,137
OfficeMax ESOP component	—	57,276,855	57,276,855
Net assets available for benefits, at fair value	452,896,473	57,276,855	510,173,328
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	2,326,596	—	2,326,596
Net assets available for benefits	$455,223,069	$57,276,855	$512,499,924

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

Changes in the assets and liabilities of the OfficeMax Savings Plan Trust for the year ended December 31, 2007 are as follows:

		Nonparticipant directed
	Participant	Employee Stock Ownership Plan Component	Total combined
	Directed	Allocated	funds
Net appreciation (depreciation) in fair value of investments:
Common\collective trust funds	$12,386,473	$—	$12,386,473
OfficeMax common stock fund	(11,422,338)	—	(11,422,338)
	964,135	—	964,135
Interest income	8,796,289	—	8,796,289
Dividend income	252,809	4,140,167	4,392,976
Transfers	5,729,333	(5,729,333)	—
Net amounts withdrawn by participating plans	(74,067,396)	(4,112,578)	(78,179,974)
Net transfers into the OfficeMax Savings Plan Trust	38,421,356	—	38,421,356
Net decrease	$(19,903,474)	$(5,701,744)	$(25,605,218)

The following presents investments, at fair value, that represent 5% or more of the OfficeMax Savings Plan Trust’s net assets at December 31, 2007:

INVESCO Stable Value Fund, 16,600,992 units	$189,116,823
SSGA S&P 500 Index Fund, 7,815,264 units	99,257,940
SSGA Mid/Small Cap Index Fund, 2,678,222 units	35,148,666
SSGA International Equity Index Fund, 2,081,857 units	33,009,918
SSGA Moderate Asset Allocation Fund, 2,452,867 units	30,404,584
OfficeMax ESOP Component (1,110,867 shares of OfficeMax Incorporated Preferred Stock)	51,575,111

State Street Bank and Trust Company is the trustee as defined by the OfficeMax Savings Plan Trust and therefore, the SSGA transactions qualify as exempt transactions with a party in interest. Administrative expenses consisting of investment management fees, recordkeeping fees, and other administrative expenses for the OfficeMax Savings Plan totaled $1,342,740 for the year ended December 31, 2007.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(7)   Employee Stock Ownership Plan (ESOP) Component

The ESOP is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants as described in Note 1. The eligibility requirements associated with the ESOP fund component are described in Note 1. The ESOP fund consists of Company matching contributions as described below; employees cannot invest any other contributions in the ESOP fund component.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to certain participants’ accounts in accordance with the terms of the ESOP component. Matching allocations were made to eligible participants’ ESOP accounts equal in value at the time made in 2004, for employee participants not in the contract office supply business, at a rate of 70% of the participants’ contributions to the Plan, up to the first 6% of the participant’s eligible compensation, and at a rate of 50% for employee participants in the contract office supply business, up to the first 6% of the participant’s eligible compensation. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash to settle retired shares for a short period in late 2003 and early 2004. This allowed the retired shares to stay in the ESOP component and be reissued for use as Company match. The purpose of making the additional contributions was to make certain that there were enough shares available to allocate for Company match through the end of 2004. A small balance of 85,019 recycled shares remained in the ESOP component to be allocated at December 31, 2004, and was used for Company match in 2005. The matching rate for all participants in 2005 was 50%, up to the first 6% of the participant’s eligible compensation. Since the shares ran out on September 23, 2005, the Company match has been made in cash.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan’s trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2007 and December 31, 2006, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Preferred Stock is held by the trustee in a separate “ESOP Component Suspense Account” and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP component (ESOP Loan). At December 31, 2007 and December 31, 2006, there were no shares of Preferred Stock held in the ESOP Component Suspense Account to be allocated to participants, since the ESOP Loan was fully repaid on June 28, 2004.

(8)   Other Investments

Other than participant loans, investments outside of the OfficeMax Savings Plan Trust were in a Self Managed Account. The Plan’s investments in the Self Managed Account are stated at fair value which is calculated as net asset value per share/unit times the number of shares/units at year end.  At December 31, 2007, the balance in the Self Managed Account was less than 5% of the Plan’s total net assets.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

(9)         Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Trust was tax exempt as of the financial statement date.

The Plan covers participants who are Puerto Rican residents. As such, a separate determination letter application must be made to the Puerto Rican Hacienda (Puerto Rican equivalent of the United States Internal Revenue Service) for qualification under the Puerto Rican Internal Revenue Code. The Plan’s application for a favorable determination letter to the Hacienda is in process by outside counsel and is expected to be completed in 2008. The Company believes that the Plan will be found to have been in compliance with the applicable requirements of the Puerto Rican Hacienda and, therefore, qualified and tax exempt as of the financial statement date. The Company does not expect associated fines or penalties, if any, to be material.

(10)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

Net assets available for benefits per the financial statements	$514,726,361
Adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts	(52,634)

Net assets available for benefits per the Form 5500	$514,673,727

Net decrease in net assets available for benefits per the financial statements	$(30,981,299)
Adjustment from fair value to contract value for interect in a common collective trust relating to fully benefit-responsive investment contracts	2,273,962
Net decrease in net assets available for benefits per the form 5500	(28,707,337)

The accompanying financial statements present the interest in a common collective trust relating to fully benefit-responsive investment contracts at contract value. The Form 5500 requires the interest in a common collective trust relating to fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for interest in a common collective trust relating to fully benefit-responsive investment contracts represents a reconciling item.

(11)  Party-in-interest

Certain Plan investments consist of shares of mutual funds managed by SSGA, which is a division of State Street, the Trustee, as defined by the Plan. Transactions in these funds qualify as permitted party-in-interest transactions (as defined by ERISA). OfficeMax as the Plan sponsor is also a related party.  Plan investments in OfficeMax common and preferred stock are permitted party-in-interest transactions.  Participant loans are also permitted party-in-interest transactions.

(12)  Subsequent Events

Effective April 1, 2008, Vanguard Fiduciary Trust Company replaced State Street as the Plan trustee and Vanguard Group, Inc. replaced Citistreet as recordkeeper, respectively.

The investment options available to employees prior to April 1, 2008 were also replaced with the following investment options:

Vanguard 500 Index Fund

Vanguard Small-Cap Index Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Target Retirement Income Fund

Vanguard Target Retirement Fund 2005

Vanguard Target Retirement Fund 2010

Vanguard Target Retirement Fund 2015

Vanguard Target Retirement Fund 2020

Vanguard Target Retirement Fund 2025

Vanguard Target Retirement Fund 2030

Vanguard Target Retirement Fund 2035

Vanguard Target Retirement Fund 2040

Vanguard Target Retirement Fund 2045

Vanguard Target Retirement Fund 2050

Vanguard Retirement Savings Trust V

Vanguard REIT Index Fund

OfficeMax Stock Fund

VBO Vanguard Brokerage Option

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson
Chair, Retirement Committee

Date: June 30, 2008

OFFICEMAX
SAVINGS PLAN

Filed with the Report
on Form 11-K for the Plan Year Ended
December 31, 2007

Index to Exhibits

Reference	Description	Page number
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated June 30, 2008	19

Exhibit A

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-113648) on Form S-8 of OfficeMax Incorporated of our report dated June 30, 2008, with respect to the statements of net assets available for benefits of the OfficeMax Savings Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedule as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the OfficeMax Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 30, 2008

Schedule 1

OFFICEMAX
SAVINGS PLAN
Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units	Current value
Participation in OfficeMax Savings Plan Trust*	Conservative asset allocation fund*	438,326	$5,145,717
	Moderate asset allocation fund*	2,452,867	30,404,584
	Aggressive asset allocation fund*	1,234,229	16,010,802
	Stable value fund, at fair value*	16,600,992	189,116,823
	Bond market index fund*	1,056,742	11,957,914
	S&P 500 index fund*	7,815,264	99,257,940
	Mid\Small cap index fund*	2,678,222	35,148,666
	International equity fund*	2,081,857	33,009,918
	Real estate index fund*	423,937	5,507,103
	OfficeMax common stock fund*	1,389,350	9,707,494
	OfficeMax ESOP component* (OfficeMax Incorporated Preferred Stock) (Cost $51,575,111)	333,213	51,575,111
Participant Self Managed Account	Self Managed Account	n/a	20,306,948
Participant loans*	2,103 loans to participants, varying maturity dates thru 2012, interest rates ranging from 4.0% – 9.25%	n/a	7,269,036
	Total of assets		$514,418,056

*                 Party in interest.

See accompanying report of independent registered public accounting firm.